                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000

                                                August 17, 2005

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-0305

           Re:  Suburban Propane Partners, LLP and Suburban Energy Finance Corp.
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Ladies and Gentlemen:

       On behalf of Suburban Propane Partners, LLP, a Delaware limited liability company and Suburban Energy Finance Corp., a Delaware corporation (collectively, the "REGISTRANTS"), please accept for filing, pursuant to the Securities Act of
1933, as amended, Amendment No. 2 to the Registrants' Registration Statement on
Form S-4 relating to the registration of their 6 7/8% Senior Notes due 2013, having a maximum aggregate offering price of $250,000,000. In accordance with your conversation with Todd Chandler, we have revised the language in the
"Incorporation of Certain Documents by Reference" section to reflect the appropriate cross reference. See page 78.

       Please contact the undersigned at (212) 310-8172 with any questions or comments concerning this registration statement.

                                          Very truly yours,

                                            /s/ Todd R. Chandler
                                          ---------------------------
                                             Todd R. Chandler, Esq.